Exhibit 99.11

CONSENT

To:	United States Securities and Exchange Commission

Re:	Auryn Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2017 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2017 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2017 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

•	Technical report entitled “Technical Report for the Huilacollo Project, Tacna Province, Southern Peru” dated October 10, 2017 with an effective date of September 29, 2017;

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated the 28th day of March, 2018.

Sincerely,

Signed “Michael B. Dufresne”

MICHAEL B. DUFRESNE, M.Sc.(A), P.Geo1, P.Geo